FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Relevant Event

“Asociación de Defensa del Asegurado, Consumidores y Usuarios - ADACU-

Asoc. Civil vs/ BBVA Banco Francés S.A. on Civil Procedure ”

File 5569/2019 First Instance Court on Commercial Matters 4,

Secretariat Nro.7, Autonomous city of Buenos Aires”.

Buenos Aires, July 16th 2021

Securities and Exchange Commission

RE: “Asociación de Defensa del Asegurado, Consumidores y Usuarios -ADACU- Asoc. Civil vs/ BBVA Banco Francés S.A. on Civil Procedure ” File 5569/2019 First Instance Court on Commercial Matters 4, Secretariat Nro.7, Autonomous city of Buenos Aires”.

With due consideration:

We hereby address you in our capacity as proxies in order to inform that Banco BBVA Argentina S.A. (hereinafter “BBVA”) has been notified of a class action and extension of the same, filed by the Asociación de Defensa del Asegurado, Consumidores y Usuarios –ADACU- Asociación Civil (Association for the Defense of the Insured, Consumers and Users -ADACU- Non Profit).

The Association, acting on behalf of consumers, demands the obligation of BBVA to inform its customers about the duty to extinguish the amount in the event of death or permanent total invalidity of the debtor, by the execution of an insurance or self-insurance agreement.

In this sense, it requests the updated refund to the invalidated users or to the heirs of the deceased users, of the amounts already received from them by cancellation of debit balances existing at the time of disability or death of the user; and requests the cancellation of any debt due for users who have died or been disabled since the effective date of paragraph 2.3.11.1 of BCRA communication "A" 5928, plus any currency or interests adjustments.

It is important to remark that this action is informed even though it is materially impossible to determine to date, whether the claim has a significant economic importance, since such claim is brought for an indeterminate amount, materially impossible to be determined with certainty today.

The Bank is analyzing the content of the lawsuit and defining the course of action, thus considering that even in the hypothetical case of an adverse decision regarding this dispute, such circumstance will not have a significant impact on its assets and activities.

Yours faithfully,

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21.332 L.97 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: July 16th, 2021	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer